Exhibit 1

Perion Appoints Orey Gilliam to Head its Codefuel Division

Tel Aviv and San Francisco, June 19, 2014 – Perion Network, Ltd. (NASDAQ: PERI) announced today that Mr. Orey Gilliam will join the company as President of its Codefuel Division, effective July 8, 2014.   Mr. Gilliam previously served as the Head of AOL Messaging, the CEO of ICQ and most recently as the CEO of BIScience, a data-driven advertising and analytics company.

“I am very excited to add someone of Mr. Gilliam's caliber and experience to our already very strong Codefuel team. Mr. Gilliam is a proven executive with vast experience in the internet and advertising industry and is exactly what we need to help take the company to the next level,” commented Mr. Josef Mandelbaum, Perion's CEO.  “In addition, Mr. Gillian has worked at large internet companies like AOL and knows how to manage at scale across multiple continents and still keep the start-up spirit alive.  He is a proven manager who is well liked and respected by all those who have worked for him.  I am confident that Mr. Gillian will add significant management depth to our existing great team and I look forward to working closely with him.”

“I have known Josef for many years and am excited about the opportunity to join him and the rest of the Perion team.  Building a large, sustainable and growing business in the internet and mobile industry based in Israel is a vision I have had for many years. I am thrilled to be able to join and be a part of making that vision a reality. As an end-to-end technology platform for developers, to help them promote, monetize and optimize their products, Perion’s potential market size is significant,” commented Mr. Gilliam.

Additionally, the Company and Josh Wine agreed to part ways, effective immediately.  The Company thanks Mr. Wine for his service.

Mr. Gilliam graduated from the Technion - Israel Institute of Technology in 1985 with a B.S. in Computer Engineering. He started his career at Intel, where he worked in various R&D and Technical Marketing roles for 7 years. He then spent the next 11 years with Gilat Satellite Networks and its affiliated companies, where he held various Vice President roles, including Broadband, Operations and CIO.  After Gilat, Mr. Gilliam became CEO of ICQ (an AOL company) and ultimately rose to head AOL Messaging, responsible for over 200 employees with offices in multiple countries.  After 6 years at AOL, Mr. Gilliam became the CEO of BIScience, a validation, measurement, and analysis solutions provider for online and mobile advertising activities.   For the past year, Mr. Gilliam has served as an advisor, consultant and board member to multiple startups in the internet and mobile industry.

About Perion Network Ltd.

Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the ClientConnect transaction; risks entailed in integrating the ClientConnect business with Perion’s other businesses, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion and with the ClientConnect business, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Contact Information
Deborah Margalit
Perion Investor Relations
+972-3-7696100
investors@perion.com

Hayden/MS-IR LLC
Brett Maas/ Miri Segal-Scharia
646-536-7331/ 917-607-8654
Brett@haydenir.com/msegal@ms-ir.com

Source: Perion Network Ltd.